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                                                                    Exhibit 6.11

                              EMPLOYMENT AGREEMENT


This Employment Agreement ("Agreement") is dated as of the 1st of January, 1994, by and between Centennial Foods, Inc., an Idaho corporation ("Company") and Ike
E. Lynch, an individual ("Employee").


WHEREAS, the Company desires to have the benefit of Employee's knowledge and experience as a full-time employee, and consider such employment a vital element to protecting and enhancing the best interests of the Company; and


WHEREAS, the Company and Employee desire to enter into an agreement reflecting the terms under which Employee will be employed by the Company for the five (5) year period described in Section 1 hereof;


NOW, THEREFORE, in consideration of the mutual covenants set forth herein and other good and valuable consideration, the parties agree as follows:


1 .      Term.

         The Company hereby agrees to employ Employee for a five-year period commencing on the date of this Agreement and ending on the fifth anniversary thereof, unless sooner terminated as provided in Sections 5 and 6.


2.       Duties.

         Employee shall serve as the President and Chief Executive Officer of the Company, and shall exercise such authority and assume such

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         responsibilities   as  the  Board  of  Directors  of  the  Company  may
         prescribe. Employee agrees to devote his full time, attention, and best efforts to the performance of his duties.


3.       Compensation.

         a. The Company shall pay to Employee for the services rendered under this Agreement a base annual salary of $121,264 per year, subject to review and increase from time to time by the Board of Directors of the Company, in its sole discretion.

         b. The Company will recognize a $500,000 Incentive Performance Obligation (IPO) owed to the Employee for Management Services provided from 1989 through 1993 (the preceding employment Agreement period). Except for a $2,000 per year payment, due to the Employee on May 1st of each year of this Agreement, the outstanding obligation will be deferred until the Company is financially able to pay (see Item 3e below)), or until the Company is sold. If the Company is sold, the IPO balance due to the Employee will be paid to the Employee from the proceeds of the sale.

         c. The Company will establish a Stock Option Plan for the Employee which will allow the Employee the opportunity to earn stock options upon performance against specific criteria established by the Board of Directors and the Employee. The amount of stock options to be offered will be determined solely by the Board of Directors.

         d. The Company will provide for an ongoing Incentive Performance Bonus (I PB) of 100,000 per year for each year of service provided by the Employee under the term of this Agreement. The yearly IPB, except for $2,000 per year, to be paid to the Employee on May 1st of each year, will be deferred until the Company is financially able to pay (see Item 3e below), or until the Company is sold. If the Company is sold, the accumulated IPB balance due to the Employee (Item 3d) will be paid to the Employee from the proceeds of the sale, provided that the sale of the Company is $7,500,000 or more. If the

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                  Company  is sold for a value  less than  $7,500,000,  then the
                  Employee will not be eligible for any incentive performance bonus under this item.

         e. For determination of the Company's financial ability to pay employee in Item 3b and 3d above, the following will apply.

         The Company will not be obligated to pay the Employee any accumulated amounts under Paragraphs 3b and 3d, until such time as the Company has achieved a positive net equity. Once a positive net equity is reached the Company will become obligated to pay 25 percent of its yearly net income before income taxes toward satisfying the accumulated Incentive Performance Obligations outlined in Paragraphs 3b and 3d. Each year thereafter, so long as the net equity is positive, the Company will pay 25 percent of its net income toward the retirement of its Incentive Performance Obligations owed to the Employee until such obligation is satisfied.

         f. As an incentive to maximize the potential selling price of the Company, the Employee will earn a selling price bonus of 5.45 percent of the total selling price of the Company, provided that the selling price exceeds $7.5 million. The selling price bonus will be paid from the proceeds of the sale at closing.

        4.        Employee Benefits.

        The Employee also shall be entitled to the following fringe benefits:

         a. Life and Health Insurance. The Company will provide to Employee term life insurance in the face amount of $1,000,000. The Company will also provide health insurance covering full health and dental requirements of the Employee.

        b. Vacation. Employee shall be entitled to fifteen (1 5) working days of paid vacation each year. Employee may take his vacation only at such times as are mutually acceptable to the Company and Employee. In the event Employee is unable for any reason to take the fifteen (1 5) days of paid vacation authorized during any year, the Employee may accrue unused vacation days.


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         c.       Other.   Employee  shall  receive  the  following   additional
                  benefits, to be used only in the course and scope of his employment; (i) use of a fullsize automobile, insured by the Company; (ii) use of a gasoline credit card provided by the company; (iii) use of a credit card provided by the Company for travel and promotion purposes.

5.      Other Obligations of the Company.

        In addition to its other obligations hereunder, the Company shall provide Employee with certain mutually acceptable facilities and services commensurate with Employee's position and adequate for the performance of his duties, for Employee's use in the course and scope of his employment. Such facilities and services will include a private office, secretarial support, office equipment and supplies, and the like. The Company shall reimburse Employee for business expenses, including reasonable travel, entertainment and promotional expenses, subject to the approval of the Board of Directors, which approval shall not be unreasonably withheld. The Company shall indemnify and hold harmless Employee from all losses, liabilities, and damages (including reasonable attorneys' fees and costs) resulting from or in connection with the discharge of Employee's duties in the course and scope of his employment.

        6. Termination by the Company.

        Employee's employment hereunder may be terminated by the Company without any breach of this Agreement under the following circumstances:

         a. Death or Disability. Employee's employment shall terminate upon his death. In addition, if as a result of his incapacity resulting from physical or mental illness, Employee shall have been unable to perform his duties hereunder for a period of more than one hundred and eighty (1 80) days (whether or not consecutive) during any twelve-month period, the Company may terminate his employment hereunder.

        b. Cause. The Company may terminate Employee's employment hereunder for "Cause," which for purposes of this Agreement shall be defined to mean (i) the willful commission by

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                  Employee  of acts  that  are  dishonest  or  demonstrably  and materially injurious to the Company,  monetarily or otherwise,
                  (ii) the commission by Employee of a felonious act.

         The termination of Employee's employment for any reasons other than those specified above shall be deemed to be a termination without cause.


7.      Termination by Employee.

        Employee shall be entitled to terminate his employment for "Good Reasons," which for purposes of this Agreement shall be defined to mean his resignation caused by, and within ninety (90) days of, the following:

        a. Without the express written consent of Employee, he is assigned any duties materially inconsistent with his positions, duties, or status with the Company as contemplated by this Agreement, except in connection with the termination of his employment for Cause or as a result of his disability or death;

        b. Any action by the Company which results in a material diminishment in the position, duties, or status of Employee with the Company as contemplated by this Agreement:

         c. The base salary of Employee, as the same may hereafter be increased from time to time, is reduced;

         d.       The  Company   fails  to  comply  with  any  of  its  material
                  obligations hereunder; or

         e. Without the express written consent of Employee, he is required to be permanently based anywhere other than the Facilities; provided, however, Company has the right to make temporary assignments for a reasonable period of time at other locations where the Company has a special need for Employee's services.


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         Termination of Employee of his employment with the Company  pursuant to this Section 6 shall be deemed to be termination of Employee's employment by the Company without Cause.

8.      Severance Payment.

        a. If at any time during the term of this Agreement Employee is terminated without Cause, or Employee resigns for Good Reason, as defined in Sections 5 and 6 hereof, then Employee shall be entitled to a severance payment equal to the greater of (i) the net salary due Employee for the balance of the term of this Agreement, or (ii) two (2) years' net salary. For purposes of calculating these amounts, it will be assumed that Employee would have continued to be paid the salary being paid at the time of termination.

        b. If at any time during the term hereof Employee is terminated for Cause or Employee resigns for other than Good Reason as defined herein, then Employee shall receive no severance payment whatsoever.

         c. If at the expiration of the term of this Agreement the Company does not offer to renew this Agreement on substantially the same terms and conditions for a period of at least two (2) years, Employee shall be entitled to a severance payment equal to two (2) years' net salary, calculated as set forth in Subsection 8(a) above.

         d. The Company stock issued to the Employee shall remain the property of the Employee.

         e.       Any severance  payment payable to Employee  hereunder shall be
                  paid  within  thirty  (30)  days  after  the   termination  of
                  Employee's employment.


        9.        Arbitration.

        Any dispute or controversy arising under, or in connection with this Agreement shall be settled exclusively by arbitration in Ada County,

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        Idaho,  in  accordance  with  the  rules  of  the  American  Arbitration
        Association then in effect. Judgment may be entered on the arbitrator's award in any court having jurisdiction. Each party shall bear his or its own costs of arbitration, but the prevailing party in such arbitration shall be entitled to recover as part of any award entered his or its expenses for attorneys' fees and disbursements.


10.     Notices.

        All notices, requests, demands, and other communication called for or contemplated hereunder shall be in writing and shall be deemed to have been duly given when delivered personally or when mailed by United States certified or registered mail, postage prepaid, addressed to the parties, their successors in interest or assignees at the following addresses or such other addresses as the parties may designate by notice in the manner aforesaid:


         If to the Company:

                           Mr. Ivan Stewart
                           Secretary, CFI
                           3410 Buckskin Drive
                           Coeur d'Alene, ID 83814


         If to Employee:

                           Ike E. Lynch
                           109 S. Washington
                           Dillon, Montana 59725


11.   Law Governing.

         This Agreement shall be governed by and construed in accordance with the laws of the Sate of Idaho, exclusive of choice law provisions which may direct application of the laws of a different jurisdiction.


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 12. Validity.

         The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

13.     Entire Agreement.

        This Agreement constitutes the entire understanding between the parities with respect to the subject matter hereof, superseding all prior oral or written agreements or negotiations. This Agreement may not be amended except in a writing executed by the parties hereto.

14.     Effect on Successors in Interest.

        This Agreement shall inure to the benefit of and be binding upon the heirs, administrators, executors, successors, and assigns of each of the parties hereto.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.

FOR CENTENNIAL FOODS, INC.:         EMPLOYEE:

/s/Kenneth Goering                  /s/Ike Lynch 4/15/94
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Kenneth Goering                     Ike Lynch
Chairman of the Board

/s/James English 4/18/94
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James English
Compensation Committee

/s/Stephen Meyer 4/15/94
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Stephen Meyer
Compensation Committee